Four Corners Property Trust

NYSE: FCPT

Q4 2024 SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

Cautionary note regarding forward-looking statements:
This presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include all statements that are not historical statements of fact and those regarding FCPT's intent, belief or expectations, including, but not limited to, statements regarding: operating and financial performance, acquisition pipeline, expectations regarding the making of distributions and the payment of dividends, and the effect of pandemics on the business operations of FCPT and FCPT's tenants and their continued ability to pay rent in a timely manner or at all. Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)" and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made and, except in the normal course of FCPT's public disclosure obligations, FCPT expressly disclaims any obligation to publicly release any updates or revisions to any forward-looking statements to reflect any change in FCPT's expectations or any change in events, conditions or circumstances on which any statement is based. Forward-looking statements are based on management's current expectations and beliefs and FCPT can give no assurance that its expectations or the events described will occur as described.

For a further discussion of these and other factors that could cause FCPT's future results to differ materially from any forward-looking statements, see the risk factors described under the section entitled "Item 1A. Risk Factors" in FCPT's annual report on Form 10-K for the year ended December 31, 2024 and other risks described in documents subsequently filed by FCPT from time to time with the Securities and Exchange Commission.

Notice regarding non-GAAP financial measures:
The information in this communication contains and refers to certain non-GAAP financial measures, including FFO and AFFO. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Reconciliations to the most directly comparable GAAP financial measures and statements of why management believes these measures are useful to investors are included in the supplemental financial and operating report, which can be found in the Investors section of our website at www.fcpt.com, and on page 18 of this presentation.

Q4 2024



CONTENTS



Q4 2024

CONSOLIDATING BALANCE SHEET

($000s, except shares and per share data) Unaudited	Real Estate Operations	Restaurant Operations	Elimination	Consolidated FCPT	Consolidated FCPT
	As of 12/31/2024				As of 12/31/2023
ASSETS					
Real estate investments:					
Land	$ 1,353,316	$ 7,456	$ -	$ 1,360,772	$ 1,240,865
Buildings, equipment and improvements	1,822,497	15,375	-	1,837,872	1,708,556
Total real estate investments	3,175,813	22,831	-	3,198,644	2,949,421
Less: accumulated depreciation	(767,716)	(7,789)	-	(775,505)	(738,946)
Real estate investments, net	2,408,097	15,042	-	2,423,139	2,210,475
Intangible lease assets, net	123,613	-	-	123,613	118,027
Total real estate investments and intangible lease assets, net	2,531,710	15,042	-	2,546,752	2,328,502
Cash and cash equivalents	2,985	1,096	-	4,081	16,322
Straight-line rent adjustment	68,562	-	-	68,562	64,752
Deferred tax assets	-	1,448	-	1,448	1,248
Other assets	7,187	4,263	-	11,450	19,858
Derivative assets	20,733	-	-	20,733	20,952
Investment in subsidiary	16,503	-	(16,503)	-	-
Intercompany receivable	-	6	(6)	-	-
Total Assets	$ 2,647,680	$ 21,855	$ (16,509)	$ 2,653,026	$ 2,451,634
LIABILITIES AND EQUITY					
Liabilities:					
Term loan ($515,000, net of deferred financing costs)	$ 511,250	$ -	$ -	$ 511,250	$ 425,745
Revolving facility ($245,000 remaining capacity)	5,000	-	-	5,000	16,000
Unsecured notes ($625,000, net of deferred financing costs)	621,639	-	-	621,639	670,944
Rent received in advance	6,738	-	-	6,738	14,309
Derivative liabilities	473	-	-	473	2,968
Dividends payable	35,358	-	-	35,358	31,539
Other liabilities	16,752	5,026	-	21,778	30,266
Intercompany payable	6	-	(6)	-	-
Total liabilities	$ 1,197,216	$ 5,026	$ (6)	$ 1,202,236	$ 1,191,771
Equity:					
Preferred stock	$ -	$ -	$ -	$ -	$ -
Common stock	10	-	-	10	9
Additional paid-in capital	1,482,698	16,503	(16,503)	1,482,698	1,261,940
Accumulated other comprehensive income	23,633	-	-	23,633	21,977
Noncontrolling interest	2,178	-	-	2,178	2,213
Accumulated deficit	(58,055)	326	-	(57,729)	(26,276)
Total equity	$ 1,450,464	$ 16,829	$ (16,503)	$ 1,450,790	$ 1,259,863
Total Liabilities and Equity	$ 2,647,680	$ 21,855	$ (16,509)	$ 2,653,026	$ 2,451,634

CONSOLIDATED INCOME STATEMENT

($000s, except shares and per share data) Unaudited	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	**2023**	**2024**	**2023**
Revenues:				
Rental revenue	$ 60,734	$ 57,614	$ 237,134	$ 219,881
Restaurant revenue	7,602	7,529	30,939	30,725
Total revenues	68,336	65,143	268,073	250,606
Operating expenses:				
General and administrative	5,725	5,527	23,789	22,680
Depreciation and amortization	14,096	13,320	54,514	50,731
Property expenses	3,044	2,808	11,575	11,550
Restaurant expenses	7,099	6,986	29,024	28,707
Total operating expenses	29,964	28,641	118,902	113,668
Interest expense	(12,302)	(12,361)	(49,231)	(44,606)
Other income, net	242	110	963	919
Realized gain on sale, net	-	288	-	2,341
Income tax expense	(105)	(80)	(308)	(130)
Net income	26,207	24,459	100,595	95,462
Net income attributable to noncontrolling interest	(31)	(30)	(122)	(122)
Net Income Attributable to Common Shareholders	$ 26,176	$ 24,429	$ 100,473	$ 95,340
Basic net income per share	$ 0.27	$ 0.27	$ 1.07	$ 1.08
Diluted net income per share	$ 0.27	$ 0.27	$ 1.07	$ 1.07
Regular dividends declared per share	$ 0.3550	$ 0.3450	$ 1.3900	$ 1.3650
Weighted-average shares outstanding:				
Basic	96,614,382	90,467,426	93,643,129	88,526,343
Diluted	97,168,769	90,703,366	94,064,498	88,747,028

FFO & AFFO RECONCILIATION

($000s, except shares and per share data) Unaudited	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2024		2023		2024		2023	
Net income	$	26,207	$	24,459	$	100,595	$	95,462
Depreciation and amortization		14,060		13,284		54,372		50,592
Realized gain on sales of real estate		-		(288)		-		(2,341)
FFO (as defined by NAREIT)	$	**40,267**	$	**37,455**	$	**154,967**	$	**143,713**
Straight-line rental revenue		(467)		(1,165)		(3,810)		(5,523)
Deferred income tax benefit[1]		(47)		(27)		(200)		(259)
Stock-based compensation		1,801		1,473		6,987		6,271
Non-cash amortization of deferred financing costs		653		592		2,597		2,311
Non-real estate investment depreciation		36		36		142		139
Other non-cash revenue adjustments		509		551		2,072		2,061
Adjusted Funds From Operations (AFFO)	$	**42,752**	$	**38,915**	$	**162,755**	$	**148,713**
Weighted average fully diluted shares outstanding[2]		97,283,328		90,817,925		94,179,057		88,861,587
FFO per diluted share	$	0.41	$	0.41	$	1.65	$	1.62
AFFO per diluted share	$	0.44	$	0.43	$	1.73	$	1.67

NET ASSET VALUE COMPONENTS

Real Estate Portfolio as of 12/31/2024	Purchase Price ($000s)	# of Rental Leases	Total Square Feet (000s)	Avg. Rent Per Square Foot ($)	Tenant EBITDAR Coverage[1]	Lease Term Remaining (Yrs)[2]	Annual Cash Base Rent ($000s)[3]	% Total Cash Base Rent[3]
Darden	-	456	3,554	32	5.6x	5.7	114,599	47.7%
Other restaurant	-	433	2,090	34	3.2x	9.2	71,112	29.6%
Non-restaurant	-	331	2,364	23	2.7x	8.2	54,460	22.7%
Total Owned Portfolio	-	1,220	8,008	30	4.9x	7.3	240,172	100.0%
Q4 2024 Transaction Activity[4]								
Leases acquired	132,541	45	245	38	n/a	12.4	9,289	3.9%
No sales in Q4 2024								

Tangible Assets	Book Value ($000s)
Cash, cash equivalents, and restricted cash	$ 4,081
Other tangible assets	7,298
Total Tangible Assets	**$ 11,379**

Debt	Face Value ($000s)
Term loan	$ 515,000
Senior fixed rate notes	625,000
Revolving credit facility	5,000
Total Debt	**$ 1,145,000**

Tangible Liabilities	Book Value ($000s)
Dividends payable	$ 35,358
Rent received in advance, accrued interest, and other accrued expenses	20,836
Total Tangible Liabilities	**$ 56,194**

Shares Outstanding	
Common stock (shares outstanding as of 12/31/2024)	99,825,119
Operating partnership units (OP units outstanding as of 12/31/2024)	114,559
Total Common Stock and OP Units Outstanding	**99,939,678**

CAPITALIZATION & KEY CREDIT METRICS

Q4 2024 Capitalization ($000s, except shares and per share data)			% of Market Capitalization
Equity:			
Share price (12/31/2024)	$	27.14	
Shares and OP units outstanding (12/31/2024)		99,939,678	
Equity Value	**$**	**2,712,363**	**70.3%**
Debt:			
Term loan	$	515,000	13.4%
Revolving credit facility		5,000	0.1%
Unsecured notes		625,000	16.2%
Total Debt	**$**	**1,145,000**	**29.7%**
Total Market Capitalization	**$**	**3,857,363**	**100.0%**
Less: cash and restricted cash		(4,081)	
Implied Enterprise Value	**$**	**3,853,282**	

Dividend Data (fully diluted)	Q4 2024
Common dividend per share[1]	$0.3550
AFFO per share	$0.44
AFFO payout ratio	**80.7%**

Credit Metrics	Net Debt[2]		Adjusted EBITDA*re*[3]		Ratio
Net debt to Adjusted EBITDA*re*	$	1,140,919	$	211,118	5.4x

Credit Metrics - Inclusive of Outstanding Net Equity Forwards[4]	Net Debt[2]		Adjusted EBITDA*re*[3]		Ratio
Net debt to Adjusted EBITDA*re*	$	1,042,452	$	211,118	4.9x

DEBT SUMMARY

Debt Type	Maturity Date	Balance as of December 31, 2024 ($000s)	% of Debt	Cash Interest Rate as of December 31, 2024[4]	Weighted Average Maturity (Yrs.)
Credit Facility[1]					
Revolving facility	Nov-2025	5,000	0.4%	5.26%	0.9
Term loan	Nov-2025	150,000	13.1%	3.85%	0.9
Term loan	Nov-2026	100,000	8.7%	3.85%	1.9
Term loan	Jan-2027	90,000	7.9%	3.80%	2.0
Term loan	Mar-2027	85,000	7.4%	3.80%	2.2
Term loan	Jan-2028	90,000	7.9%	3.80%	3.0
	Principal Amount	$ 520,000			
Unsecured Notes[2]					
C	Dec-2026	50,000	4.4%	4.63%	2.0
B	Jun-2027	75,000	6.6%	4.93%	2.4
D	Dec-2028	50,000	4.4%	4.76%	4.0
G	Apr-2029	50,000	4.4%	2.74%	4.3
E	Jun-2029	50,000	4.4%	3.15%	4.4
F	Apr-2030	75,000	6.6%	3.20%	5.3
I	Mar-2031	50,000	4.4%	3.09%	6.2
H	Apr-2031	50,000	4.4%	2.99%	6.3
J	Mar-2032	75,000	6.6%	3.11%	7.2
K	Jul-2033	100,000	8.7%	6.44%	8.5
	Principal Amount	$ 625,000			
Mortgages Payable[3]					
None		-	-	-	-
Total/Weighted Average		**$ 1,145,000**	**100.0%**	**3.97%**	**3.7**
Unamortized Deferred Financing Costs					
Credit facility		$ (3,750)			
Unsecured notes		(3,361)			
Debt Carrying Value (GAAP)		**$ 1,137,890**			
Fixed rate		$ 1,060,000	93%		
Variable rate		$ 85,000	7%		

Credit Rating (Fitch/Moody's): BBB/Baa3

CREDIT FACILITY AND HEDGING SUMMARY

FCPT Credit Facility Summary ($ millions)

	as of 12/31/2024				Pro Forma (as of 2/1/2025)			
	Capacity	Maturity	Including Extensions	Extended Term Remaining	Capacity	Maturity	Including Extensions	Extended Term Remaining
Revolver	$250	Nov-2025	May-2026	1.4	$350	Feb-2029	Feb-2030	5.0

Term Loan Tranche	Principal	Maturity	Including Extensions	Extended Term Remaining	Principal	Maturity	Including Extensions	Extended Term Remaining
A-1	$150	Nov-2025	-	0.9	$225	Feb-2029	Feb-2030	5.0
A-2	$100	Nov-2026	-	1.9	$100	Nov-2026	Nov-2027	2.8
A-3	$90	Jan-2027	-	2.0	$90	Feb-2027	-	2.0
A-5	$85	Mar-2027	Mar-2028	3.2	$85	Mar-2027	Mar-2028	3.1
A-4	$90	Jan-2028	-	3.0	$90	Feb-2028	-	3.0
Term Loans	$515			2.0	$590			3.6

FCPT 2024-2028 Hedge Summary[1] ($ millions)

		as of 12/31/2024					Pro Forma (as of 2/1/2025)		
Hedged Amount	As of	% of Total 12/31/2024 ($515mm)	Hedged SOFR Rate	All-in Rate	Hedged Amount	As of	% of Total 2/1/2025 ($590mm)	Hedged SOFR Rate	All-in Rate
$435	12/31/2024	84%	2.4%	3.5%	$510	2/1/2025	86%	2.6%	3.7%
$435	11/1/2025	84%	2.4%	3.5%	$510	11/1/2025	86%	2.6%	3.7%
$435	11/1/2026	84%	2.8%	3.9%	$510	11/1/2026	86%	2.9%	4.0%
$385	11/1/2027	75%	2.7%	3.8%	$460	11/1/2027	78%	2.8%	3.9%
$285	11/1/2028	55%	3.1%	4.2%	$360	11/1/2028	61%	3.2%	4.3%

Note: we are including this pro forma disclosure due to the Credit Facility recast as announced on January 31, 2025

DEBT MATURITY SCHEDULE

Unsecured Notes
Undrawn Revolver [1]
Drawn Revolver
Unsecured Term
$245
$5
$150
$150
$50
$100
$250
$75
$175
$140
$50
$90
$100
$75
$100
$75
$100
2025
2026
2027
2028
2029
2030
2031
2032
2033

As of 12/31/2024

3.8-year
Weighted average term for notes/term loans

93%
Fixed rate debt

3.97%
Weighted average cash interest rate

$245 million
Available on revolver

Pro Forma for Credit Facility Recast and FCPT Extension Options

Undrawn Revolver [2]
Unsecured Notes
Drawn Revolver
Unsecured Term
$50
$265
$75
$190
$225
$50
$175
$100
$350
$75
$225
$100
$75
$100
2025
2026
2027
2028
2029
2030
2031
2032
2033

DEBT COVENANTS

As of December 31, 2024

The following is a summary of the key financial covenants for our unsecured credit facility. These calculations are not based on U.S. GAAP measurements and are presented to demonstrate compliance with current credit covenants

Covenants	Requirement	Q4 2024
Limitation on incurrence of total debt	≤ 60% of consolidated capitalization value	33.4%
Limitation on incurrence of secured debt	≤ 40% of consolidated capitalization value	0.0%
Fixed charge coverage ratio	≥ 1.50x	4.5x
Limitation on unencumbered leverage	≤ 60%	33.4%
Unencumbered interest coverage ratio	≥ 1.75x	5.1x

CONTENTS



Q4 2024

BRAND DIVERSIFICATION

1,220 Leases / **163 Brands**
Annual Base Rent of $240.2 million[1]
56% Investment Grade[3]
1.4% Average Annual Rent Escalator[4]

FCPT Portfolio Brands

Rank	Brand Name	Number	Square Feet (000s)	% of ABR
1	Olive Garden	314	2,674	34.2%
2	Longhorn Steakhouse	116	650	9.7%
3	Chili's	82	450	7.2%
4	Outback Steakhouse	28	182	2.5%
5	Buffalo Wild Wings	29	177	2.4%
6	Cheddar's	13	112	2.0%
7	Red Lobster	18	130	1.6%
8	Caliber Collision	28	389	1.4%
9	Bahama Breeze	10	91	1.4%
10	Burger King	22	71	1.4%
11	KFC	33	95	1.4%
12	Carrabba's	14	93	1.2%
13	BJ's Restaurant	12	98	1.2%
14	Take 5 Car Wash	9	35	1.2%
15	Bob Evans	15	83	1.2%
16	Oak Street Health	10	87	1.1%
17	Christian Brothers	9	53	1.0%
18	Arby's	17	53	0.8%
19	NAPA Auto Parts	18	129	0.8%
20	Texas Roadhouse	12	88	0.8%
21	WellNow Urgent Care	12	44	0.8%
22	Starbucks	17	38	0.7%
23	Fresenius	10	80	0.7%
24	Taco Bell	15	38	0.6%
25	AFC Urgent Care	9	47	0.6%
26-163	Other	348	2,020	22.4%
	Total Lease Portfolio	**1,220**	**8,008**	**100%**



10%
7%
2%
2%
2%
10%
Other casual dining restaurants
9%
Quick service restaurants
11%
Auto service
9%
Medical retail
3%
Other retail 2
34%

GEOGRAPHIC DIVERSIFICATION



WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
PA
VA
NC
SC
NY
ME
VT
NH
MA
RI
CT
NJ
DE
MD
Annualized Base Rent[1] (%)
5.0%–10.0%
3.0%–5.0%
2.0%–3.0%
1.0 %–2.0%
<1.0%
No Properties

State	% ABR	Leases
TX	9.9%	96
FL	8.7%	88
OH	6.7%	85
IL	6.7%	82
GA	6.1%	73
IN	5.4%	78
TN	4.4%	43
MI	4.1%	63
AL	2.8%	43
NY	2.7%	36
PA	2.7%	26
VA	2.6%	33
MD	2.4%	33
NC	2.4%	34
SC	2.4%	32
LA	2.2%	29
WI	2.1%	32
KY	2.0%	26
CO	2.0%	27
CA	1.9%	15
IA	1.9%	28
OK	1.8%	24
MS	1.8%	24
MO	1.8%	26
AZ	1.4%	16
KS	1.2%	14
NV	1.2%	10
AR	1.0%	13
MN	1.0%	11
30-47	6.6%	80

LEASE MATURITY SCHEDULE



%ANNUALIZED BASE RENT[1]

Year	%
2025	1.1%
2026	2.6%
2027	11.7%
2028	11.1%
2029	11.5%
2030	10.2%
2031	9.0%
2032	6.6%
2033	12.5%
2034	2.3%
2035	2.2%
2036	6.1%
2037	2.5%
2038	3.3%
2039	1.2%
2040	1.3%
2041	0.8%
2042	1.5%
2043	0.4%
2044	2.1%

7.3 years
weighted average lease term

99.6%
occupied[2] as of 12/31/2024

< 3.7%
of rental income
matures prior to 2027

CONTENTS



Q4 2024

GLOSSARY AND NON-GAAP DEFINITIONS

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs and therefore may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to net income, and to cash flows from operating, investing or financing activities as a measure of profitability and/or liquidity, computed in accordance with GAAP.

ABR refers to annual cash base rent as of 12/31/2024 and represents monthly contractual cash rent, excluding percentage rents, from leases, recognized during the final month of the reporting period, adjusted to exclude amounts received from properties sold during that period and adjusted to include a full month of contractual rent for properties acquired during that period.

EBITDA represents earnings (GAAP net income) plus interest expense, income tax expense, depreciation and amortization.

EBITDA*re* is a non-GAAP measure computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT") as EBITDA (as defined above) excluding gains (or losses) on the disposition of depreciable real estate and real estate impairment losses.

Adjusted EBITDA*re* is computed as EBITDAre (as defined above) excluding transaction costs incurred in connection with the acquisition of real estate investments and gains or losses on the extinguishment of debt.

We believe that presenting supplemental reporting measures, or non-GAAP measures, such as EBITDA, EBITDAre and Adjusted EBITDAre, is useful to investors and analysts because it provides important information concerning our on-going operating performance exclusive of certain non-cash and other costs. These non-GAAP measures have limitations as they do not include all items of income and expense that affect operations. Accordingly, they should not be considered alternatives to GAAP net income as a performance measure and should be considered in addition to, and not in lieu of, GAAP financial measures. Our presentation of such non-GAAP measures may not be comparable to similarly titled measures employed by other REITs.

Tenant EBITDAR is calculated as EBITDA plus rental expense. EBITDAR is derived from the most recent data provided by tenants that disclose this information. For Darden, EBITDAR is updated biannually by multiplying the most recent individual property level sales information (reported by Darden twice annually to FCPT) by the average trailing twelve brand average EBITDA margin reported by Darden in its most recent comparable period, and then adding back property level rent. FCPT does not independently verify financial information provided by its tenants.

Tenant EBITDAR coverage is calculated by dividing our reporting tenants' most recently reported EBITDAR by annual in-place cash base rent.

Funds From Operations ("FFO") is a supplemental measure of our performance which should be considered along with, but not as an alternative to, net income and cash provided by operating activities as a measure of operating performance and liquidity. We calculate FFO in accordance with the standards established by NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and undepreciated land and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We also omit the tax impact of non-FFO producing activities from FFO determined in accordance with the NAREIT definition. Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We offer this measure because we recognize that FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. FFO is a non-GAAP measure and should not be considered a measure of liquidity including our ability to pay dividends or make distributions. In addition, our calculations of FFO are not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

Adjusted Funds From Operations ("AFFO") is a non-GAAP measure that is used as a supplemental operating measure specifically for comparing year over year ability to fund dividend distribution from operating activities. AFFO is used by us as a basis to address our ability to fund our dividend payments. We calculate adjusted funds from operations by adding to or subtracting from FFO:

1. Transaction costs incurred in connection with business combinations
2. Straight-line rent
3. Stock-based compensation expense
4. Non-cash amortization of deferred financing costs
5. Other non-cash interest expense (income)
6. Non-real estate investment depreciation
7. Merger, restructuring and other related costs
8. Impairment charges
9. Other non-cash revenue adjustments, including amortization of above and below market leases and lease incentives
10. Amortization of capitalized leasing costs
11. Debt extinguishment gains and losses
12. Non-cash expense (income) adjustments related to deferred tax benefits

AFFO is not intended to represent cash flow from operations for the period, and is only intended to provide an additional measure of performance by adjusting the effect of certain items noted above included in FFO. AFFO is a widely-reported measure by other REITs; however, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not be comparable to other REITs.

Properties refers to properties available for lease.

RECONCILIATION SCHEDULES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDARE

(In thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
Unaudited	2024		2023		2024		2023	
Net Income	$	26,207	$	24,459	$	100,595	$	95,462
Adjustments:								
Interest expense		12,302		12,361		49,231		44,606
Income tax expense		105		80		308		130
Depreciation and amortization		14,096		13,320		54,514		50,731
EBITDA[1]		52,710		50,220		204,648		190,929
Adjustments:								
Gain on dispositions and exchange of real estate		-		(288)		-		(2,341)
Provision for impairment of real estate		-		-		-		-
EBITDA*re*[1]		52,710		49,932		204,648		188,588
Adjustments:								
Real estate transaction costs		69		52		163		203
Gain or loss on extinguishment of debt		-		-		-		-
Adjusted EBITDA*re*[1]		52,779		49,984		204,811		188,791
Annualized Adjusted EBITDA*re*	$	211,118	$	199,938	$	204,811	$	188,791

RENTAL REVENUE AND PROPERTY EXPENSE DETAIL

Rental Revenue

(In thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2024		2023		2024		2023	
Rental revenue	$	58,333	$	55,284	$	227,588	$	210,433
Tenant reimbursement revenue		2,401		2,330		9,546		9,448
Total Rental Revenue	$	60,734	$	57,614	$	237,134	$	219,881

Property Expenses

(In thousands)	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2024		2023		2024		2023	
Tenant expense reimbursed	$	2,401	$	2,330	$	9,546	$	9,448
Other non-reimbursed property expenses[2]		643		478		2,029		2,102
Total Property Expenses	$	3,044	$	2,808	$	11,575	$	11,550

FOOTNOTES

PAGE 6 FFO & AFFO RECONCILIATION
1. Amount represents non-cash deferred income tax (benefit) expense recognized at the Kerrow Restaurant Business
2. Assumes the issuance of common shares for OP units held by non-controlling interest

PAGE 7 NET ASSET VALUE COMPONENTS
1. See glossary on page 18 for tenant EBITDAR and tenant EBITDAR coverage definitions: results based on tenant reporting representing 100% of Darden annual cash base rent (ABR), 55% of other restaurant ABR and 10% of non-restaurant ABR or 66% of total portfolio ABR. We have estimated Darden current EBITDAR coverage using sales results for the reported FCPT portfolio for the twelve months ended November 2024 and the averaged last four quarters brand average margins
2. Lease term weighted by annual cash base rent (ABR) as defined in glossary
3. Current scheduled minimum contractual rent as of 12/31/2024
4. FCPT acquired 45 properties and leasehold interests in Q4 2024; FCPT had no dispositions in the quarter

PAGE 8 CAPITALIZATION & KEY CREDIT METRICS
1. Fourth quarter 2024 dividend was declared on 11/11/2024, payable on 1/15/2025
2. Principal debt amount less cash and cash equivalents
3. Current quarter annualized. See glossary on page 18 for definitions of EBITDAre and Adjusted EBITDAre and page 18 for reconciliation to net income
4. Includes forward equity contracts outstanding as of 12/31/2024 for anticipated net proceeds of $98 million

PAGE 9 DEBT SUMMARY
1. Borrowings under the term loans accrue interest at a rate of daily SOFR plus 0.10% plus a 0.95%-1.00% credit spread. Through 2028, FCPT has entered into interest rate swaps that fix $435 million of Term Loans through November 2025, $435 million through November 2026, and $385 through November 2027, and $285 through November 2028. The all-in cash interest rate on the portion of the term loan that is fixed and including the credit spread and SOFR adjustment is approximately 3.5% for 2025, 3.9% for 2026, 3.8% for 2027, and 4.2% for 2028. A daily simple SOFR rate of 4.49% as of 12/31/2024 is used for the 16% of term loans that are not fixed through hedges
2. These notes are senior unsecured fixed rate obligations of the Company. Cash interest rate excludes amortization of swap gains and losses incurred in connection with the issuance of these notes. The annual amortization (benefit) of net hedge gains is currently $139 thousand per year
3. As of 12/31/2024, FCPT had no mortgage debt and 100% of FCPT properties were unencumbered
4. Excludes amortization of deferred financing costs on the credit facility and unsecured notes

PAGE 10 CREDIT FACILITY AND HEDGING SUMMARY
1. Borrowings under the term loans accrue interest at a rate of daily SOFR plus 0.10% plus a 0.95%-1.00% credit spread. FCPT has entered into interest rate swaps that fix $435 million of Term Loans through November 2025, $435 million through November 2026, and $385 through November 2027, and $285 through November 2028. The all-in cash interest rate on the portion of the term loan that is fixed and including the credit spread and SOFR adjustment is approximately 3.5% for 2025, 3.9% for 2026, 3.8% for 2027, and 4.2% for 2028

PAGE 11 DEBT MATURITY SCHEDULE
Figures as of 12/31/2024
1. The revolving credit facility expires on November 9, 2025 subject to FCPT's availability to extend the term for one additional six-month period to May 9, 2026
2. Pro Forma for the recast, the revolving credit facility expires on February 1, 2029 subject to FCPT's availability to extend the term for two additional six-month periods to February 1, 2030

PAGE 14 BRAND DIVERSIFICATION
1. Represents current scheduled minimum Annual Cash Base Rent (ABR) as of 12/31/2024, as defined in glossary
2. Other retail includes properties leased to cell phone stores, bank branches, grocers amongst others. These are often below market rent leases, and many were purchased through the outparcel strategy
3. Investment Grade Ratings represent the credit rating of our tenants, their subsidiaries or affiliated companies from Fitch, S&P or Moody's
4. Average annual rent escalation through December 31, 2028 (weighted by annualized base rent)

PAGE 15 GEOGRAPHIC DIVERSIFICATION
1. Annual cash base rent (ABR) as defined in glossary. Includes two leases in Alaska (not pictured)

PAGE 16 LEASE MATURITY SCHEDULE
Note: Excludes renewal options. All data as of 12/31/2024
1. Annual cash base rent (ABR) as defined in glossary
2. Occupancy based on portfolio square footage

PAGE 19 RECONCILIATION SCHEDULES
1. See glossary on page 18 for non-GAAP definitions
2. Other non-reimbursed property expenses include non-reimbursed tenant expenses, vacant property expenses, abandoned deal costs, property legal costs, and franchise taxes

Four Corners Property Trust

NYSE: FCPT

THANK YOU

Q4 2024 SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION